Mail Stop 6010					December 22, 2005


David M. Daniels, CEO
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044



      Re:	National Health Partners, Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed December 12, 2005
		File No. 333-126315


Dear Mr. Daniels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


      Page references are to the marked copy furnished. Prior comment refers to our letter dated November 23, 2005.



We Have a History of Operating Losses and Expect Losses to
Continue
into the Second Quarter of 2006, page 4

1. Please refer to prior comment 3. Please clarify whether expect to begin generating net profits for the second quarter period of 2006.
Also, the disclosure appears to conflict with the disclosure on page
30 that you expect cost of sales to increase, the disclosure on page
31 that you expect salary expense to increase and the disclosure on page 32 that you expect professional fees and rent expense to increase.

Operational Metrics, page 23

2. Please revise to clarify the degree of alignment of your
receipt
of individual member`s fees with your obligation to make payment of
related sales commissions. For example, clarify whether marketing representatives and other agents earn commissions after the initial sale, such as residual commissions for retained members. If so, please describe, and explain your reference to a four-week expense recovery period. In this regard, we note the disclosure in the fourth paragraph of Note 1a to the financial statements of ongoing commission payments. Clarify whether you pay commissions on free-trial memberships that do not convert to paying memberships and whether a minimum member retention period is required for commission
payment to be earned.   Please conform related disclosure at
Marketing and Distribution at page 55.

Contractual Obligations, page 38

3. Please refer to prior comment 9 from our November 23, 2005 letter.
Please respond to the following comments:

* Please revise to include agreements to purchase goods or services that are enforceable and legally binding on you that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction as purchase obligations within your table of contractual obligations.

* Please disclose material changes outside the ordinary course of your business in your contractual obligations. We note that you issued promissory notes in November 2005.


Off-Balance Sheet Arrangement, page 36

4. We note that the warrants issued to consultants in 2005 appear to qualify as off-balance sheet arrangements pursuant to Item
303(c)(2)(iii) of Regulation S-B. Please revise your disclosure to include a discussion of these warrants, or tell us why you believe that this disclosure is not required.

Our CARExpress Healthcare Solutions, page 43
5. Please refer to prior comment 10 and your response. We reissue the comment. It appears the "principles" cited in the comment all describe limitations on healthcare access and utilization within the context of third-party payers. However, you state on page 50 that your "primary target customer group..." is persons "who have no
health insurance of any kind."   Please tell us, with a view to
disclosure, why you appear to believe that your product would appeal
to your target customers because it addresses these third-party payer
matters.   It appears, rather, that potential members that are
all-
cash payers would not be affected third-party payments.   Further,
we
note in the fourth bullet point that even "underinsured" persons with high deductibles would still pay less for medical services than your members. Please revise or advise.

Suppliers, page 53

6. We note the second sentence of the third paragraph of this section. Please revise this section to discuss the material terms of the agreements.

Selling Security Holders, page 91

7. Please refer to prior comment 20. If applicable, please delete any shares registered pursuant to the Trident option agreement when the option expires.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

8. Please refer to prior comments 23 and 24 from our November 23, 2005 letter. Selling expenses should generally be included as part of other operating expenses and not within cost of sales. Refer to
Item 5-03 of Regulation S-X.  Please revise or advise.

Note 1. Nature of Organization, page F-8

9. We note that you have revised your pro forma stock compensation disclosure in the annual and interim financial statements as requested in our prior comment 28. We note that you have disclosed reported diluted loss per share amounts that differ from your reported basic loss per share, and the reported diluted per share amounts decrease the loss per share from the reported basic measure.
Pursuant to SFAS 128, if the calculation of diluted per share amounts results in a per share amount that is antidilutive, then diluted per share amount reported would equal the basic per share amount. Please tell us how you have calculated the reported diluted per share amounts in these disclosures.


Note 7. Equity Transactions, page F-21

10. Please refer to prior comment 29 from our November 23, 2005 letter. One of the factors considered in estimating expected volatility is historical volatility of the underlying common stock over the most recent period that is generally commensurate with the expected option/warrant life. If the option/warrant being valued is transferable, it is generally inappropriate to use an expected life shorter than the contractual term. We have evaluated your response and believe that the expected volatilities of similar entities along with your limited historical volatility may provide a more meaningful volatility measure. In addition, it appears unlikely that you have no readily comparables entities. In evaluating similarity of entities, you should consider factors such as industry, stage of life cycle, and financial leverage. Please refer to the guidance in paragraphs 277 and 285 of SFAS 123, paragraphs A22 and A43 of SFAS 123(R), and Question 6 of SAB Topic 14.D.1, including footnote 64 thereto, and revise the filing accordingly. Please also refer to Question 3 of SAB Topic 14.D.2 regarding the expected term used in your valuation.


Interim Financial Statements, page F-23

Consolidated Statements of Operations, page F-26

11. The cost of stock issued to previous investors for an amendment and release to their securities purchase agreements would generally be classified within other non-operating expenses as this item is not an expense related to your ongoing operating activities. Please revise or advise.



Note 1. Basis of Financial Statement Presentation, page F-28

12. Please refer to prior comment 27 from our November 23, 2005 letter. We note from the revised disclosure on page F-28 that you recognize the shipping and handling fees as services are rendered. Please tell us and revise to disclose the method and period of amortization for the shipping and handling fees. That is, you should amortize the fees over the term of the arrangement or the expected period of performance on a systematic basis. The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee. A systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. Please refer to SAB Topic 13.A.3.f.


Note 7. Equity Transactions, page F-38

13. We have reviewed your response to prior comment 31 and note that you have deleted from the table amounts related to Park Financial, because you have determined that there is no longer a commitment or contingency related to Park Financial. Please revise to put these amounts back in the table due to the fact that the table contains consulting expense information for the nine months ended September 30, 2005, of which amounts paid to Park Financial are a part.


Exhibits

14. Please refer to prior comment 34. Regarding Exhibit 10.28, we note reference in Section 3 to "Exhibit B (the "Payment
Schedule").
This portion of the contract has still been omitted from the filed document. This comment also applies to Exhibit 10.31. Please file both these exhibits in complete form.

15. Exhibit 5.1 must be current as of the date of effectiveness.
If
the updating disclaimer in the final paragraph is retained, please refile this exhibit with current date to coincide with the date of effectiveness.

16. Please file Exhibit 10.35 in its executed form, not as a "form of" document.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Thomas Dyer at (202) 551-3641 or Kate
Tillan,
Assistant Chief Accountant, at (202) 551-3604 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Alan Morris at (202) 551-3601 or me at (202) 551-
3602
with any other questions.

      					Sincerely,



						Thomas A. Jones
      					Senior Attorney

cc. Alex Soufflas
Via telefax (215) 682-7116

David M. Daniels, CEO
National Health Partners, Inc.
December 22, 2005
Page 1